EX 99.28(h)(12)(vi)

Amendment to

Management Fee Waiver Agreement

Between JNL Series Trust and

Jackson National Asset Management, LLC

This Amendment, is made by and between JNL Series Trust (the “Trust”) on behalf of the funds listed on Schedule A (each a “Fund” and collectively, the “Funds”) and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Trust and the Adviser entered into a Management Fee Waiver Agreement dated April 30, 2012 (“Agreement”), whereby the Adviser agreed to waive, for each Fund listed on Schedule A, a portion of its advisory fee in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees from time to time.

Whereas, the parties desire to amend Schedule A of the Agreement to include a fee waiver for the JNL/FPA + DoubleLine Flexible Allocation Fund, effective April 25, 2016, pursuant to the terms set forth in the Agreement; and to remove the JNL/Mellon Capital Global Alpha Fund and respective fee waiver, since the JNL/Mellon Capital Global Alpha Fund was previously merged into the JNL/AQR Managed Futures Strategy Fund of the Trust.

Now Therefore, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the Trust and the Adviser agree as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated April 25, 2016, attached hereto.

2.	This Amendment may be executed in two or more counterparts, which together shall constitute one document.

In Witness Whereof, the parties have caused this Amendment to be executed, effective as of April 25, 2016.

JNL Series Trust		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO

Schedule A
Dated April 25, 2016

Fund	Fee Waiver [1]
JNL Multi-Manager Alternative Fund	0.40% on all assets
JNL/DFA U.S. Core Equity Fund	Over .50% on all assets
JNL/FPA + DoubleLine Flexible Allocation Fund	0.050% on assets in the range of $2 - $3 billion
JNL/Franklin Templeton Global Multisector Bond Fund	0.050% on assets in the range of $0 - $1 billion
JNL/Goldman Sachs Core Plus Bond Fund	0.025% on Assets in the range of $0 - $500 million
JNL/Goldman Sachs Emerging Markets Debt Fund	0.025% on Assets in the range of $400 million - $1 billion
JNL/Goldman Sachs Mid Cap Value Fund	0.025% on assets greater than $500 million
JNL/Invesco Small Cap Growth Fund	0.05% on assets in the range of $0 - $250 million
JNL/Mellon Capital S&P 500 Index Fund	0.01% on all assets
JNL/Morgan Stanley Mid Cap Growth Fund	0.025% on all assets
JNL/Oppenheimer Global Growth Fund	0.05% on Assets in the range of $0 - $300 million
JNL/T. Rowe Price Value Fund	.05% on assets from $150-500 million (from 0.65% to 0.60%) as long as the assets for this fund are above $1 billion

1 These waivers shall have an initial term expiring one year from the date of this Agreement for each Fund (the “Initial Term”).  The Adviser may extend this Agreement for each Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year, and thereafter this Agreement shall automatically renew upon the end of the then current term for a new one-year term with respect to each Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days prior to the end of the then current term for that Fund.

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